# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: INTELLIGENT PROTECTION MANAGEMENT CORP., CIK 0001355839
CUSIP: 69764K106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 30 Jericho Executive Plaza, Suite 400E, Jericho, New York (NY), 11753
Date of event which requires filing of this statement: 04/06/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001981376

## Reporting persons
- Adam Katz 2012 Revocable Trust: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 1,000,000; shared voting power 0; sole dispositive power 1,000,000; shared dispositive power 0; aggregate amount beneficially owned 1,000,000 (11.1% of the class)
  Comment: (1) The percentage is calculated based on 9,035,729 shares of common stock, par value $0.001 per share, of Intelligent Protection Management Corp. (the "Issuer") outstanding as of May 12, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2026, which was filed by the Issuer with the Securities and Exchange Commission on May 12, 2026.

## Item 1. Issuer
Name of issuer: INTELLIGENT PROTECTION MANAGEMENT CORP.
Address of issuer's principal executive offices: 30 Jericho Executive Plaza, Suite 400E Jericho, NY 11753

## Item 2. Person Filing
Name of person filing: Adam Katz 2012 Revocable Trust
Address of principal business office or, if none, residence:
30 Jericho Executive Plaza,
Suite 500W
Jericho, NY 11753
Citizenship: The Adam Katz 2012 Revocable Trust is a trust formed under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 on the cover pages(s) hereto.
Percent of class: See Item 11 on the cover page(s) hereto.
Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.
Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.
Sole power to dispose or to direct the disposition: See Item 7 on the cover page(s) hereto.
Shared power to dispose or to direct the disposition: See Item 8 on the cover page(s) hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Adam Katz 2012 Revocable Trust: /s/ Adam Katz, Adam Katz, Trustee (06/08/2026)